 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-17874

GLOBAL AXCESS CORP.

(Exact name of registrant as specified in its charter)

7800 Belfort Parkway, Suite 165

Jacksonville, Florida 32256

(904) 280-3950

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 per share

(Title of each class of securities covered by this Form)

Common Stock, Par Value $0.001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	235

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Axcess Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 28, 2013	By:	/s/ Kevin L. Reager
Kevin L. Reager
Chief Executive Officer